United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2016

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218

22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page	3

2

Moatize II coal stockyard, Mozambique Valeproductionin3Q16

www.vale.com
rio@vale.com

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Tel.: (55 21) 3485-3900

Investor Relations Department

André Figueiredo
Carla Albano Miller
Fernando Mascarenhas
Andrea Gutman
Bruno Siqueira
Claudia Rodrigues
Denise Caruncho
Mariano Szachtman
Renata Capanema

BM&F BOVESPA: VALE3, VALE5
NYSE: VALE, VALE.P
EURONEXT PARIS: VALE3, VALE5
LATIBEX: XVALO, XVALP

This press release may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

Production highlights Rio de Janeiro, October 20, 2016 – Vale S.A. (Vale) reached 92.1 Mt of iron ore production1 in the third quarter of 2016 (3Q16), 5.3 Mt higher than in 2Q16 and 1.4 Mt higher than in 3Q15, mainly due to: (i) the better operational performance at the mines and plants in the Northern System; (ii) the start-up of a new crushing facility at the Fazendão mine; and (iii) better productivity in the Southern and Southeastern systems. Carajás achieved a record production of 38.7 Mt in 3Q16, a 2.2 Mt increase (5.9%) vs. 2Q16, mainly due to the abovementioned improvement in operational performance at the mines and plants in the Northern System. Pellet production reached 12.1 Mt in 3Q16, 20.1% higher than in 2Q16 and in line with 3Q15, mainly as a result of the resumption of the Fábrica beneficiation plant in the Southern System and the higher feed availability for the Vargem Grande and Tubarão plants. The Tubarão 8, Tubarão 3 and Vargem Grande pellet plants achieved quarterly production records of 1.2 Mt, 1.8 Mt and 1.8 Mt, respectively, in 3Q16. Nickel production reached 76.0 kt in 3Q16, 3.3% lower than in 2Q16, but 6.1% higher than in 3Q15, mainly due to planned maintenance shutdowns at Thompson and New Caledonia in 3Q16, and a planned maintenance shutdown at the Sudbury refinery in 3Q15. Production from the Onça Puma operation reached a record of 6.6 kt in 3Q16. VNC production reached 4.0 kt in August, establishing a new monthly record for the operation, being closely followed by September production of 3.8 kt, the second highest month on record. Copper production was a record third quarter 111,400 t in 3Q16, increasing 4,000 t vs. 2Q16, mainly due to the ramp-up of Salobo and the higher production from Sudbury. Production of copper in concentrate at Salobo totaled a record 44,300 t in 3Q16 with Salobo achieving a monthly production record of 17,000 t Cu in September. The contained volume of gold as a by-product contained in our nickel and copper concentrates was a record 118,000 oz in 3Q16, mainly due to the operational performance of Sudbury and increased contained volume of by-products from our copper concentrate product in Salobo. 1 Excluding Samarco’s attributable production and including iron ore acquired from third parties 3

Coal production totaled 2.3 Mt in 3Q16, 54.4% and 13.2% higher than in 2Q16 and 3Q15, respectively, mainly as a result of the ramp-up of the Moatize II plant after its start-up in August 2016 and the resumption of the Carborough Downs operations after the operational challenges faced in 2Q16.

Production at Moatize reached a quarterly record of 1.8 Mt in 3Q16, being 40.3% and 32.8% higher than in 2Q16 and 3Q15, respectively, with an increase in both metallurgical and thermal coal production. The ramp-up of the Moatize II mine will enable an increase in production and a reduction in costs in the next quarters.

Phosphate rock production totaled 2.1 Mt in 3Q16, MAP (monoammonium phosphate) production totaled 244 kt in 3Q16 and SSP (single superphosphate) production totaled 495 kt in 3Q16, 14.5%, 3.9% and 9.0% higher than in 2Q16, respectively, mainly as a result of the stabilization of the plants after operational adjustments and maintenance stoppages in 2Q16.

Production summary

						% change		
000' metric tons	3Q16	2Q16	3Q15	9M16	9M15	3Q16/2Q16	3Q16/3Q15	9M16/9M15
Iron ore[1]	92,093	86,823	90,739	256,461	257,468	6.1%	1.5%	-0.4%
Pellets[1]	12,071	10,049	12,196	33,598	35,821	20.1%	-1.0%	-6.2%
Manganese Ore	642	553	644	1,791	1,790	16.3%	-0.3%	0.1%
Coal	2,324	1,505	2,052	5,492	5,759	54.4%	13.2%	-4.6%
Nickel	76.0	78.5	71.6	228	208	-3.3%	6.1%	9.7%
Copper[2]	111.4	107.4	99.3	330.6	311.3	3.8%	12.2%	6.2%
Cobalt	1.488	1.312	1.171	4.199	3.262	13.5%	27.1%	28.7%
Gold (000' oz troy)	118	109	100	346	303	8.3%	18.5%	14.3%
Potash	142	101	125	353	344	41.1%	14.0%	2.7%
Phosphate rock	2,068	1,805	1,935	5,488	6,041	14.5%	6.9%	-9.2%

4

VALE

Iron Ore

000' metric tons	3Q16	2Q16	3Q15	9M16	9M15	% change 3Q16/2Q16	% change 3Q16/3Q15	% change 9M16/9M15
Northern System	**38,651**	**36,493**	**33,889**	**107,529**	**93,020**	**5.9%**	**14.1%**	**15.6%**
Carajás	38,651	36,493	33,889	107,529	93,020	5.9%	14.1%	15.6%
Southeastern System	**27,240**	**25,166**	**31,379**	**74,950**	**86,419**	**8.2%**	**-13.2%**	**-13.3%**
Itabira	8,781	8,491	9,809	24,784	26,561	3.4%	-10.5%	-6.7%
Minas Centrais	10,431	10,008	11,216	30,425	30,141	4.2%	-7.0%	0.9%
Mariana	8,028	6,667	10,353	19,615	21,817	20.4%	-22.5%	-33.6%
Southern System	**25,648**	**24,575**	**24,430**	**72,255**	**74,372**	**4.4%**	**5.0%**	**-2.8%**
Paraopeba	6,978	7,007	6,861	19,615	21,817	-0.4%	1.7%	-10.1%
Vargem Grande	7,750	7,362	7,554	22,435	20,772	5.3%	2.6%	8.0%
Minas Itabirito	10,919	10,206	10,015	30,205	31,783	7.0%	9.0%	-5.0%
Midwestern System	**554**	**589**	**1,041**	**1,726**	**3,657**	**-5.9%**	**-46.7%**	**-52.8%**
Corumbá	554	552	627	1,359	2,411	0.5%	-11.6%	-43.6%
Urucum	-	38	414	367	1,246	-100.0%	-100.0%	-70.6%
IRON ORE	**92,093**	**86,823**	**90,739**	**256,461**	**257,468**	**6.1%**	**1.5%**	**-0.4%**

Production summary

Vale's iron ore production[2] was 92.1 Mt in 3Q16, 5.3 Mt higher than in 2Q16 and 1.4 Mt higher than in 3Q15, mainly due to: (i) better operational performance at the mines and plants of the Northern System; (ii) the start-up of a new crushing facility at the Fazendão mine; and (iii) better productivity at the Southern and Southeastern systems.

Vale´s Global Recovery (GR)[3] increased from 41.0% in 2014 to 46.0% in 2015 and is expected to reach 48.1% in 2016. On a quarter-on-quarter basis, GR increased from 46.6% in 3Q15 to 49.4% in 3Q16.

[2] Including third party purchases and excluding Samarco's attributable production.

[3] Measured by output of final production divided by the total tons extracted (ROM and waste).

5

Annual global recovery rate
%
41.0%
46.0%
48.1%
2014
2015
2016E


Quarterly global recovery rate
%
42.0%
46.6%
49.4%
3Q14
3Q15
3Q16

Carajás achieved a record production of 38.7 Mt in 3Q16, a 2.2 Mt increase (5.9%) vs. 2Q16, mainly due to the abovementioned improvement in operational performance at the mines and plants in the Northern System.

Production at lower margin operations (the Gongo Soco mine in the Southeastern system, the Urucum and Corumbá mines in the Midwestern system, and the Jangada and Feijão processing plants in the Southern System) was stopped or reduced in 3Q16 as per our previously announced strategy. Our production estimate for the full year of 2016 is of an annual supply in the lower end of the 340-350Mt guidance range for 2016, roughly compensating the stoppage of ROM sales to Samarco. Supply chain optimization will continue in 2017, with important inventory reductions in the Southern System and production volumes within the range of 360-380Mt[4] in 2017.

Iron ore and pellets shipments from Brazil and Argentina reached 85.2 Mt in 3Q16, 8.0 Mt and 7.3 Mt higher than in 2Q16 and 3Q15 respectively. The increase in shipments is a result of the ongoing elimination of logistics bottlenecks, which allowed inventories to move from the mines to the Distribution Centers (DCs) for offshore blending and provided for additional commercial flexibility. The share of offshore over total inventories increased from 9% in 2014 to 15% in 2015 and is expected to reach 26% at the end of 2016 and around 35% at the end of 2017, consolidating the progressive downstream shift of inventories along the supply chain.

The average Fe content increased slightly from 63.6% in 2Q16 to 63.8% in 3Q16, despite the ongoing change of some beneficiation plants from wet to dry processing in the Southeastern system, due to the relative increase of Carajás production.

Production is flat in 9M16 vs. 9M15 despite the impact at the Mariana mining hub of the Samarco's Fundão tailing dam failure.

[4] Values to be confirmed at the 2016 Vale Day, after the conclusion of the current planning cycle and the approval of the Board of Directors.

6

Northern system Carajás achieved a new quarterly production record of 38.7 Mt in 3Q16, 5.9% and 14.1% higher than in 2Q16 and 3Q15, respectively. The increases were mainly due to: (i) better operational performance at the mines and plants, as a result of the positive outcome of several initiatives to increase fleet productivity; (ii) the improvement of equipment availability and reliability; and (iii) the higher use of dry processing (74.3% of the total Northern System production was carried out using dry processing in 3Q16 vs. 69.6% and 67.6% in 2Q16 and 3Q15, respectively), resulting in a higher operational yield and higher mass recovery at the processing plants. S11D successfully initiated its hot commissioning in 3Q16 and its start-up is expected for 4Q16 with the first commercial ore planned for 1Q17. S11D will have a 4-year phased ramp-up instead of the 2-year ramp-up originally planned in order to maximize margins. The S11D full production of 90 Mtpy will be reached by 2020, totaling a net additional output of 75 Mtpy from the Northern System (Northern and Southern ranges) which is expected to supply around 155 Mt in 2016 and 230 Mt in 2020. Southeastern system The Southeastern System, which encompasses the Itabira, Minas Centrais and Mariana mining hubs, produced 27.2 Mt in 3Q16, 2.1 Mt higher than in 2Q16 but 4.1 Mt lower than in 3Q15. The production increase vs. 2Q16 was mainly due to: (i) higher production at the Conceição Itabiritos I plant; (ii) better operational performance at the Brucutu mine and plant; and (iii) the start-up of new crushing facilities at Fazendão. The production decrease vs. 3Q15 was mainly a result of: (i) stoppages associated with the ramp-up of the Cauê Itabiritos plant; (ii) the closure of the Gongo Soco mine in April 2016; and (iii) the stoppage of run-of-mine supply to Samarco. Southern system The Southern System, composed of the Paraopeba, Vargem Grande and Minas Itabirito mining hubs, produced 25.8 Mt in 3Q16, 4.4% and 5.0% higher than in 2Q16 and in 3Q15, respectively, mainly due to a greater efficiency of the processing plants at Vargem Grande and Pico. Midwestern system The Midwestern System, composed of the Urucum and the Corumbá mines, produced 0.6 Mt in 3Q16, in line with 2Q16 and 0.5 Mt lower than in 3Q15, as a result of Vale’s strategy to optimize margins. 7

Pellets

000' metric tons	3Q16	2Q16	3Q15	9M16	9M15	% change 3Q16/2Q16	% change 3Q16/3Q15	% change 9M16/9M15
Southeastern System	7,000	6,657	7,200	20,878	21,520	5.1%	-2.8%	-3.0%
Itabrasco (Tubarão 3)	1,150	1,119	1,052	3,369	3,313	2.8%	9.3%	1.7%
Hispanobras (Tubarão 4)	1,084	1,088	1,122	3,299	3,309	-0.3%	-3.3%	-0.3%
Nibrasco (Tubarão 5 and 6)	2,283	1,715	2,180	6,156	6,649	33.1%	4.7%	-7.4%
Kobrasco (Tubarão 7)	694	969	1,125	2,752	3,302	-28.4%	-38.3%	-16.7%
Tubarão 8	1,789	1,767	1,720	5,302	4,948	1.3%	4.0%	7.2%
Southern System	2,749	1,544	2,649	6,622	7,639	78.0%	3.8%	-13.3%
Fábrica	956	-	946	1,817	2,753	-	1.0%	-34.0%
Vargem Grande	1,792	1,544	1,702	4,804	4,886	16.1%	5.3%	-1.7%
Oman	2,323	1,848	2,347	6,099	6,661	25.7%	-1.0%	-8.5%
TOTAL PELLETS	12,072	10,049	12,196	33,598	35,821	20.1%	-1.0%	-6.2%

Production overview

Vale's pellet production, totaled 12.072 Mt in 3Q16, 20.1% higher than in 2Q16 and in line with 3Q15, mainly as a result of the resumption of the Fábrica plant and higher feed availability for the Vargem Grande and Tubarão plants.

Vale is currently studying alternatives to overcome the challenges of increasing its pellet feed availability and to develop options to increase its pellet production, in order to offset a supply shortage resulting from the stoppage of Samarco.

Southeastern system

The Tubarão pellet plants – Tubarão 3, 4, 5, 6, 7 and 8 – reached production of 7.000 Mt in 3Q16, 5.1% higher than in 2Q16 mainly due to higher availability of feed in the quarter and to the scheduled maintenance which took place in 2Q16. Production was 2.8% lower than in 3Q15, mainly due to the scheduled maintenance stoppage in Tubarão 7 in July and August.

The Tubarão 8 and Tubarão 3 pellet plants achieved a record quarterly production of 1.150 Mt and 1.789 Mt, respectively in 3Q16.

8

Southern system The Fábrica pellet plant achieved production of 956 kt in 3Q16, in line with 3Q15. Production was suspended in 2Q16 due to delays in obtaining environmental permits for the expansion of 2nd adjacent mines. On Julythe environmental permits were granted and the operations resumed. The Vargem Grande pellet plant achieved a quarterly production record of 1.8 Mt, 16.1% and 5.3% higher than in 2Q16 and 3Q15, respectively, due to the scheduled maintenance in 2Q16, better performance of the plant and higher feed availability. Oman operations The Oman pellet plant reached production of 2.3 Mt in 3Q16, 25.7% higher than in 2Q16 and in line with 3Q15, mainly due to maintenance stoppages in 2Q16. The Oman pellet plant achieved a monthly production record in July. 9

Manganese ore and ferroalloys

000' metric tons	3Q16	2Q16	3Q15	9M16	9M15	% change 3Q16/2Q16	3Q16/3Q15	9M16/9M15
MANGANESE ORE	642	553	644	1,791	1,790	16.3%	-0.3%	0.1%
Azul	475	397	468	1,306	1,221	19.8%	1.6%	7.0%
Urucum	167	156	177	485	569	7.2%	-5.5%	-14.8%
FERROALLOYS (Brazil)	36	29	21	89	80	25.2%	68.5%	12.1%

Production overview

Manganese ore production increased by 16.3% in 3Q16 vs. 2Q16 and was in line with 3Q15.

Ferroalloy production reached 36,000 t in 3Q16. The Barbacena plant resumed production in February with the lower spot energy prices, while the Ouro Preto ferroalloy plant in Minas Gerais remains closed as market demand still does not justify the resumption of the operation.

Manganese ore production

Production at the Azul manganese mine reached 475,000 t in 3Q16, 19.8% and 1.6% higher than in 2Q16 and 3Q15, respectively, as a result of higher physical availability in the plant improving its operational efficiency.

Production at the Urucum mine reached 167,000 t in 3Q16, 7.2% higher than in 2Q16, due to higher availability of mine faces, but 5.5% lower than in 3Q15 due to lower efficiency of mine equipment.

Ferroalloy production

Ferroalloy production in 3Q16 was 36,000 t, 25.1% and 68.5% higher than in 2Q16 and 3Q15, respectively, mainly due to the higher productivity at the Simões Filho and Barbacena units and the resumption of the operations at the Barbacena unit, which were halted in 3Q15.

Production was comprised of 16,000 t of ferrosilicon manganese alloys (FeSiMn), 15,000 t of high-carbon manganese alloys (FeMnHC) and 5,000 t of medium-carbon manganese alloys (FeMnMC).

10

Nickel Finished production by source Canada1 37.6 38.3 32.8 112.5 97.3 -1.7% 14.5% 15.6% Thompson 4.9 8.1 4.9 19.3 17.7 -39.2% 0.5% 9.0% Indonesia 20.8 20.7 19.8 59.3 51.3 0.4% 4.9% 15.7% Brazil 6.6 6.4 5.9 18.5 18.0 3.4% 10.8% 3.0% 1 Cana dian subtotal figures used to include feed from third parties in the previous reports, but since external feed has be e n p rocessed at our Asian operations in 3Q1 6, the C ana d ian subtotal does n ot include the “feed from third parties” category in its calc ulation any longer. 2 Production at V NC reach ed 9 ,0 00 t in 3Q16, while production of finished nickel from V NC totaled 7 , 400 t in 3Q16; th e differences stem from the required processing tim e into fin ished nickel. 3 External feed purchased from third parties and processed into finished nickel in our Can adian an d A sian op erations. Production overview Production of nickel reached 76,000 t in 3Q16, being 3.3% lower than in 2Q16 mainly due to scheduled maintenance shutdowns at Thompson and New Caledonia in 3Q16, and 6.1% higher than in 3Q15, due to scheduled maintenance shutdowns at Sudbury surface plants in August 2015. Canadian operations Production from the Sudbury mines reached 22,100 t in 3Q16, 17.1% and 20.8% higher than in 2Q16 and in 3Q15, respectively. The Sudbury refinery was impacted by a scheduled maintenance shutdown at its surface plant in August 2015, which happens every 18 months at Sudbury. A maintenance shutdown is planned for the shift to a single furnace operation at Sudbury in 2017. 11 Feed from third parties33.64.85.712.322.8-24.8%-36.5%-46.1% TOTAL NICKEL76.078.571.6228.0207.9-3.3%6.1%9.7% New Caledonia27.48.47.325.418.6-12.1%0.8%36.4% Voisey's Bay10.611.39.632.738.2-6.4%9.8%-14.4% Sudbury22.118.918.360.541.417.1%20.8%46.1% % change 000’ metric tons3Q162Q163Q15 9M169M153Q16/2Q16 3Q16/3Q159M16/9M15

Production from the Thompson mines reached 4,900 t in 3Q16, 39.2% lower than in 2Q16 and in line with 3Q15. In August 2016, Thompson carried out a scheduled maintenance shutdown at the surface plants. Production from the Voisey’s Bay mine reached 10,600 t in 3Q16, 6.4% lower than in 2Q16, as production from Voisey’s Bay source ore was negatively affected by the surface plant maintenance at Thompson, and 9.8% higher than in 3Q15 due to the Long Harbour refinery ramp-up. Voisey’s Bay concentrate is currently being processed at Thompson, Sudbury and Long Harbour, and it will be the sole feed for the Long Harbour refinery during its ramp-up. Production at the Long Harbour processing plant reached 3,800 t in 3Q16, in line with 2Q16 and 5.6% higher than in 3Q15. There was steady progress in the ramp-up of the Long Harbour refinery, but the operation was impacted by equipment maintenance in the second half of September. The refinery has since resumed full operation. Indonesian operation (PTVI) PTVI nickel in matte production reached 21,700 t in 3Q16, 12.3% higher than in 2Q16 with high utilization rates in 3Q16, and in line with 3Q15. Production of finished nickel from PTVI reached 20,800 t in 3Q16, in line with 2Q16 and 5.1% higher than in 3Q15. New Caledonia operation (VNC) Production of finished products from VNC reached 7,400 t in 3Q16, 12.1% lower and 0.8% higher than in 2Q16 and 3Q15, respectively. Production was impacted by the annual scheduled maintenance carried out in July 2016. Production of NiO and NHC at VNC reached 9,000 t in 3Q16, the second best quarter on record despite the three-week maintenance shutdown in July, being 7.1% higher than in 2Q16 and 11.1% higher than in 3Q15. NiO represented 78% and NHC 22% of VNC’s 3Q16 site production. August production reached 4,034 t, establishing a new monthly record for the operation, being closely followed by September production of 3,839 t, the second highest month on record. Brazilian operation (Onça Puma) Production from the Onça Puma operation reached a record 6,600 t in 3Q16, 3.4% and 10.8% higher than in 2Q16 and in 3Q15, respectively. Production was positively impacted by process improvements and the strong performance of the rotatory kilns and electric furnace. 12

Copper

Finished production by source

000' metric tons	3Q16	2Q16	3Q15	9M16	9M15	% change 3Q16/2Q16	3Q16/3Q15	9M16/9M15
BRAZIL	68.4	64.4	65.4	196	195	6.2%	4.5%	1%
Sossego	24.1	23.6	25.3	70	81	1.9%	-5.0%	-14%
Salobo	44.3	40.7	40.1	126	113	8.7%	10.5%	11%
CANADA	40.9	41.2	31.4	129	109	-0.7%	30.2%	18%
Sudbury	29.7	28.9	19.0	89	67	2.7%	56.4%	34%
Thompson	0.8	0.8	0.1	2	1	-0.1%	845.8%	146%
Voisey's Bay	5.6	7.3	7.8	21	21	-22.9%	-28.1%	-2%
Feed from third parties	4.9	4.3	4.6	16	20	14.1%	6.8%	-18%
TOTAL EX-LUBAMBE	109.3	105.6	96.9	325	303	3.5%	12.8%	7%
Lubambe[1]	2.1	1.7	2.4	6	8	23.5%	-12.5%	-25%
TOTAL COPPER	111.4	107.4	99.3	331	311	3.7%	12.2%	6%

[1] Attributable production.

Production overview

Production of copper[5] was a record for a third quarter with 109,300 t in 3Q16, 3.5% higher than in 2Q16 and 12.8% higher than in 3Q15, mainly due to Salobo's ramp-up and to higher production from Sudbury.

Brazilian operations

Production of copper in concentrate at Sossego totaled 24,100 t in 3Q16, 1.9% higher than in 2Q16 due to higher ore grades, increased mill utilization and improved recoveries. Production in 3Q16 was 5.0% lower than in 3Q15 due to lower ore grades in 3Q16 than in 3Q15.

Production of copper in concentrate at Salobo reached a record of 44,300 t in 3Q16, 8.7% higher than in 2Q16 and 10.5% higher than in 3Q15. Salobo achieved a monthly production record of 17,000 t in September, running at nominal capacity on a monthly basis.

[5] Excluding Lubambe attributable production

13

VALE

Canadian operations Production of copper from Sudbury reached 29,700 t in 3Q16, 2.7% higher than in 2Q16 and 56.4% higher than in 3Q15. In August 2015, Sudbury carried out a scheduled maintenance shutdown of its surface plants. Production of copper from Voisey's Bay reached 5,600 t in 3Q16, 22.9% lower than in 2Q16 and 28.1% lower than in 3Q15. Voisey’s Bay carried out its annual scheduled maintenance in July 2016, whereas last year the maintenance was conducted in 2Q15. Copper production is more directly impacted by maintenance stoppages when compared to nickel as it is immediately sold to the market as copper concentrate, whereas nickel is further refined and, thus, the inventory levels in the downstream supply chain softens the impact of production interruptions. African operation (Lubambe) Lubambe delivered 5,200 t of copper in concentrate on a 100% basis (attributable production of 2,100 t). 14

Nickel and copper by-products

Finished production by source

	3Q16	2Q16	3Q15	9M16	9M15	% change 3Q16/2Q16	3Q16/3Q15	9M16/9M15
COBALT (metric tons)	1,488	1,312	1,171	4,199	3,262	13.4%	27.1%	28.7%
Sudbury	198	225	171	596	479	-12.0%	15.8%	24.4%
Thompson	191	171	91	544	279	11.7%	109.9%	95.0%
Voisey's Bay	227	194	263	566	759	17.0%	-13.7%	-25.4%
VNC	843	682	611	2,374	1,611	23.6%	38.0%	47.4%
Others	30	40	34	119	134	-25.0%	-11.8%	-11.2%
PLATINUM (000' oz troy)	44	49	29	140	116	-10.2%	51.7%	20.7%
Sudbury	44	49	29	140	116	-10.2%	51.7%	20.7%
PALLADIUM (000' oz troy)	79	95	56	274	262	-16.8%	41.1%	4.6%
Sudbury	79	95	56	274	262	-16.8%	41.1%	4.6%
SILVER BY-PRODUCT (000' oz troy)	474	554	415	1,544	1,151	-14.4%	14.2%	34.1%
Sudbury	474	554	415	1,544	1,151	-14.4%	14.2%	34.1%
GOLD BY-PRODUCT (000' oz troy)	118	109	100	345	303	8.3%	18.0%	14.2%

Cobalt

Cobalt production totaled 1,488 t in 3Q16, 13.4% and 27.1% higher than in 2Q16 and 3Q15, respectively, mainly driven by the higher production from Thompson and New Caledonia. Thompson production was not impacted by the maintenance shutdown in the surface plants, as previously accumulated inventories were drawn down at Port Colborne.

Cobalt production from Sudbury decreased to 198 t in 3Q16 from the 225 t in 2Q16 and up from 171 t in 3Q15. Cobalt production from Voisey's Bay increased to 227 t in 3Q16 from 194 t in 2Q16 and decreased from the 263 t in 3Q15. Cobalt production from VNC reached 843 t in 3Q16, increasing from the 682 t in 2Q16 and 611 t in 3Q15.

Platinum and palladium

Platinum production was 44,000 oz and palladium production was 79,000 oz, 10.2% and 16.8% lower than in 2Q16, respectively.

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Gold The contained volume of gold as a by-product contained in our nickel and copper concentrates reached a record of 118,000 oz in 3Q16. 16

Coal

						% change		
000' metric tons	3Q16	2Q16	3Q15	9M16	9M15	3Q16/2Q16	3Q16/3Q15	9M16/9M15
METALLURGICAL COAL	1,631	1,062	1,644	4,059	4,540	53.6%	-0.8%	-10.6%
Moatize	1,063	808	914	2,474	2,527	31.5%	16.3%	-2.1%
Carborough Downs	568	254	730	1,585	2,013	123.6%	-22.2%	-21.2%
THERMAL COAL	693	443	408	1,433	1,219	56.4%	69.9%	17.6%
Moatize	693	443	408	1,433	1,219	56.4%	69.9%	17.6%
TOTAL COAL	2,324	1,505	2,052	5,492	5,759	54.4%	13.2%	-4.6%

Production overview

Coal production totaled 2.3 Mt in 3Q16, 54.4% and 13.2% higher than in 2Q16 and 3Q15, respectively, mainly as a result of the ramp-up of the Moatize II plant after its start-up in August 2016 and the resumption of the Carborough Downs operations after facing operational challenges in 2Q16.

Australian operations

Production at Carborough Downs reached 568,000 t in 3Q16, 123.6% higher than in 2Q16, due to the resumption of operations after the geological instability faced in 2Q16, but 22.2% lower than in 3Q15 as production in July 2016 was still impacted by the operational issues which occurred in 2Q16.

Moatize operations

Production at Moatize reached a quarterly record of 1,756,000 t in 3Q16, being 40.3% and 32.8% higher than in 2Q16 and 3Q15, respectively, with an increase in both metallurgical and thermal coal production.

Production of metallurgical coal was 31.5% and 16.2% higher than in 2Q16 and in 3Q15, respectively. Production of thermal coal was 56.4% and 70.0% higher than in 2Q16 and in 3Q15, respectively. During the early stage of the Moatize II plant start-up, a lower proportion of

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metallurgical coal is expected to be produced compared to thermal coal, as the fines circuit, in which only metallurgical coal is produced, is still being adjusted. The Moatize I plant maintained a stable level of good performance in August and September 2016, reaching a new monthly production record of 588,000 t in September. The commissioning of the Moatize II coal handling and processing plant was concluded with start-up in August 2016. The ramp-up of production is progressing well and reached 129,000 t in August and 169,000 t in September. The ramp-up of the Nacala Logistics Corridor continued as planned, with 2.002 Mt being transported on the railway in 3Q16 against 1.655 Mt in 2Q16. Twenty one shipments (2.025 Mt) were completed in 3Q16 compared to nineteen shipments (1.567 Mt) in 2Q16. 18

Fertilizer Nutrients

Potash

						% change		
000' metric tons	3Q16	2Q16	3Q15	9M16	9M15	3Q16/2Q16	3Q16/3Q15	9M16/9M15
POTASH	142	101	125	353	344	41.1%	14.0%	2.7%
Taquari-Vassouras	142	101	125	353	344	41.1%	14.0%	2.7%

Phosphates

						% change		
000' metric tons	3Q16	2Q16	3Q15	9M16	9M15	3Q16/2Q16	3Q16/3Q15	9M16/9M15
PHOSPHATE ROCK	2,068	1,805	1,935	5,488	6,041	14.5%	6.9%	-9.2%
Brazil	1,062	969	977	2,733	3,179	9.6%	8.8%	-14.0%
Bayóvar	1,005	836	958	2,755	2,862	20.2%	4.9%	-3.7%
MAP[1]	244	235	242	736	820	3.9%	0.6%	-10.2%
TSP[2]	192	246	189	651	660	-22.0%	1.3%	-1.4%
SSP[3]	495	454	495	1,275	1,430	9.0%	0.0%	-10.8%
DCP[4]	128	114	130	365	351	12.8%	-0.9%	3.8%

[1] Monoammonium phosphate

[2] Triple superphosphate

[3] Single superphosphate

[4] Dicalcium phosphate

Potash

Potash production totaled 142 kt in 3Q16, 41.1% and 14.0% higher than in 2Q16 and 3Q15, respectively. The increase was due to higher availability and lower ROM moisture in 3Q16 and better performance at the Taquari-Vassouras beneficiation plant after an unscheduled maintenance stoppage in 2Q16.

Phosphate Rock

Production of phosphate rock was 2.1 Mt in 3Q16, 14.5% and 6.9% higher than in 2Q16 and in 3Q15 respectively, due to higher production in Brazil and in Peru (Bayóvar).

Production in Brazil was 1.1 Mt in 3Q16, 9.6% and 8.8% higher than in 2Q16 and 3Q15, respectively, due to the stabilization of the Catalão and Cajati plants after maintenance

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stoppages in 2Q16 and also due to the higher availability of the Araxá plant after a maintenance stoppage in 3Q15. Production at Bayóvar was 1.0 Mt in 3Q16, 20.2% and 4.9% higher than in 2Q16 and 3Q15, respectively, due to an unscheduled maintenance stoppage at the concentration plant in 2Q16 and the lower performance of the plant in 3Q15 associated with the processing of lower grade ore. MAP Production of MAP (monoammonium phosphate) totaled 244 kt in 3Q16, 3.9% higher than in 2Q16 due to the prioritization of phosphoric acid use for MAP production (rather than for TSP production) at the Uberaba plant and the stabilization of the phosphoric acid plant at Cubatão after a scheduled maintenance stoppage in June 2016. Production in 3Q16 was in line with 3Q15. TSP Production of TSP (triple superphosphate) totaled 192 kt in 3Q16, 22.0% lower than in 2Q16 due to the prioritization of MAP production at the Uberaba plant due to market conditions. Production in 3Q16 was in line with 3Q15. SSP Production of SSP (single superphosphate) totaled 495 kt in 3Q16, 9.0% higher than in 2Q16 due to the stabilization of the Cubatão plant after operational adjustments and unscheduled maintenance stoppages at Araxá plant in 2Q16. Production in 3Q16 was in line with 3Q15. DCP DCP (dicalcium phosphate) production totaled 128 kt in 3Q16, 12.8% higher than in 2Q16 after operational adjustments at the Uberaba plant in 2Q16. Production in 3Q16 was in line with 3Q15. 20

Nitrogen Ammonia production Ammonia production totaled 39 kt in 3Q16, remaining practically in line with 2Q16, and 105 kt in 9M16, 20.2% lower than in 9M15, mainly as a result of corrective maintenance carried out in 1Q16. Nitric acid and ammonium nitrate production Nitric acid production totaled 119 kt in 3Q16, 3.0% higher than in 2Q16 due to the stabilization of the Cubatão plant after unscheduled maintenance stoppages in 2Q16. Production was 6.6% lower than in 3Q15 due to better performance of the plant in 2015. Ammonium nitrate production totaled 132 kt in 3Q16, 2.9% higher than in 2Q16 but 8.7% lower than in 3Q15 based on the availability of diluted nitric acid. 21 % change 000’ metric tons3Q16 2Q16 3Q159M16 9M153Q16/2Q163Q16/3Q159M16/9M15 AMMONIA394042105132-2.0%-7.3%-20.2% NITRIC ACID1191151273533593.0%-6.6%-1.4% AMMONIUM NITRATE1321281443953862.9%-8.7%2.4%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: October 20, 2016		Director of Investor Relations

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